

August 10, 2010

Mr. David Reichman
Chairman of the Board, Chief Executive Officer and
Chief Financial Officer
Tree Top Industries, Inc.
511 Sixth Avenue, Suite 800
New York, NY 10011

  Re: Tree Top Industries, Inc.
    Form 10-K/A for the Fiscal Year Ended December 31, 2009
    Filed July 19, 2010
    File No. 000-10210

Dear Mr. Reichman:

  We have reviewed your letter dated July 19, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 3, 2010.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

General

1. We note that you have not provided the acknowledgements requested at the end of our letter dated June 3, 2010. Please supplementally provide the requested representations signed by a duly authorized representative of the company.

Item 7. Management's Annual Report on Internal Control over Financial Reporting

Liquidity and Capital Resources, page 8

2.   We note the disclosure that you have added to this subsection in response to prior comment 5. You do not appear to have addressed the $1.3 million owed to officers and directors disclosed in Note 5 to the financial statements, as requested by our prior comment. Please provide the disclosure called for by Item 303(a)(1) of Regulation S-K with respect to this and any other known commitment that is reasonably likely to materially affect the company's liquidity; or explain how you believe you have complied with this disclosure requirement.

3.   Further, you have not discussed in quantitative terms the company's overdue accounts payable, notes payable, and judgments, as requested by prior comment 5. If you have concluded that these outstanding obligations are not material to an understanding of the company's financial condition, liquidity, or capital resources, as your revised disclosure suggests, please provide us with a detailed analysis in support of this conclusion, specifying the legal and/or regulatory bases for such conclusion. In this regard, we note your statement that, "No actions have been taken by any of the applicable creditors for the immediate five years and are therefore subject to being written off in accordance with applicable local law." Please explain more clearly, if it is your position, why the fact that no actions have been taken by the applicable creditors for the past five years with respect to the company's overdue obligations would limit the company's liability for these obligations. Note that based on the guidance under ASC 405-20-40-1.b., we believe that de-recognition of such liabilities is not appropriate unless a debtor has been legally released by the creditor or received a declaratory judgment releasing it from the liabilities. Alternatively, please revise your liquidity and capital resources discussion as requested in prior comment 5.

Item 9A(T). Controls and Procedures, page 32

4.   In response to prior comment 9, you have revised your disclosure to discuss the steps the company intends to take "as resources become available" to address your identified material weakness. As previously requested, please also discuss the anticipated material costs of remediation.

5.   Your response to prior comment 10 indicates that you have added a statement to the Form 10-K identifying the framework used by management to evaluate the effectiveness your internal control over financial reporting as required by paragraph (c) of Exchange Act Rule 13a-15 or 15d-15 and Item 308T(a)(2) of Regulation S-K. However, we are unable to locate a statement identifying such a framework. Please advise. In this regard, we refer you to the following excerpt from paragraph (c) of Exchange Act Rules 13a-15 and 15d-15: "The framework on which management's evaluation of the issuer's internal

control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment. Although there are many different ways to conduct an evaluation of the effectiveness of internal control over financial reporting to meet the requirements of this paragraph, an evaluation that is conducted in accordance with the interpretive guidance issued by the Commission in Release No. 34-55929 will satisfy the evaluation required by this paragraph."

Item 13. Certain Relationships and Related Transactions, page 41

6.   The disclosure that you have added to this section in response to prior comment 16 does not appear to satisfy the requirements of Item 404(a) and (d) of Regulation S-K. Please revise to provide in this section the specific disclosure called for by the referenced regulations. As examples only of information that is required to be disclosed, with respect to the outstanding loans from your executive officers, you should disclose the basis upon which Mr. Reichman and Mrs. Griffin are related parties of the company, as well as the largest aggregate amount of principal outstanding on each loan during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, and the rate or amount of interest payable on the indebtedness.

         You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 or me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        Patrick Gilmore
                                        Accounting Branch Chief